UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02017790

NO ACT
P.E. 1-28-02
8-53494

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

February 15, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	Mar 1 2002

Patricia Lenox Destein
Catapult Advisors LLC
C/o Brokerage Resources
77 Moore Road
Novato, CA 94949

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Destein:

We have received your letter dated January 28, 2002, in which you request on behalf of Catapult Advisors LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 28, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on November 28, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from November 28, 2001, the effective date of the Firm's registration with the Commission.

CRGH

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

Brokerage Resources

January 28, 2002

Mr. Roger Coffin
Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, NW
Washington, D.C. 00549

Re: Catapult Advisors LLC
File # 8-053494
CRD# 115610

Dear Mr. Coffin,

On behalf of Catapult Advisors LLC, a securities broker-dealer registered with the S.E.C., NASD and state of California, we hereby request an exemption from preparing an audited financial statement pursuant to S.E.C Rule 17a-5 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2001.

The firm's broker-dealer application was approved by the S.E.C. November 28, 2001. The firm was approved by the state of California on December 119, 2001. We request that the audit for December 31, 2001 be waived with the understanding that the certified annual report for the fiscal year ending December 31, 2002 will cover the entire period from the firm's date of registration with the Commission, (November 28, 2001).

If you have any questions or require additional information, please contact the undersigned at your earliest convenience.

Very truly yours,

Patricia Lenox Destein

PLD/ekl

77 Moore Road • Novato, CA 94949 • (415) 883-4988 • Fax (415) 883-4999 • pldestein@aol.com